UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Alpha Tau Medical Ltd. (the “Company”) hereby furnishes the following documents:

(i)	notice and proxy statement with respect to the Company’s annual general meeting of shareholders (the “Meeting”) to be held at 4:30 p.m. (Israel time), on November 2, 2022, at the Company’s headquarters at 5 Kiryat Hamada St., Jerusalem 9777605, Israel, describing proposals to be voted upon at the Meeting, the procedure for voting in person or by proxy at the Meeting and various other details related to the Meeting; and

(ii)	a proxy card for use in connection with the Meeting.

The proxy statement is furnished with this report of foreign private issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1 and the proxy cards are furnished with this Form 6-K Exhibits 99.2 and 99.3.

This Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-264169).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Notice and proxy statement for the annual general meeting of shareholders of the Company to be held on November 2, 2022
99.2	Proxy card to be mailed to beneficial holders for the annual general meeting of shareholders of the Company to be held on November 2, 2022
99.3	Proxy card to be mailed to registered holders for the annual general meeting of shareholders of the Company to be held on November 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: September 28, 2022	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer